AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 2000

================================================================================



                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2000

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X              Form 40-F
                            -----                         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No     X
                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

================================================================================

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME (the "Company"), for the fiscal quarter ended September 30, 2000.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

PART I.           FINANCIAL INFORMATION
                                                                            Page
         ITEM 1.           UNAUDITED FINANCIAL STATEMENTS

               Condensed Consolidated Statements of Operations for the
               three months ended September 30, 1999 and 2000 and the nine months ended September 30, 1999 and
               2000 ......................................................     1

               Condensed Consolidated Balance Sheets as of December 31,
               1999 and September 30,
               2000 ......................................................  2, 3

               Condensed Consolidated Statement of Shareholders' Equity for
               the nine months ended September 30,
               2000 ......................................................     4

               Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1999 and
               2000 ......................................................     5

               Notes to Consolidated Financial
               Statements ................................................     6

         ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           FINANCIAL CONDITION AND RESULTS OF
                           OPERATIONS ....................................    18

         ITEM 3.           QUANTITATIVE AND QUALITATIVE DISCLOSURES
                           ABOUT MARKET RISK .............................    29

PART II.          OTHER INFORMATION

         ITEM 4.           SUBMISSIONS OF MATTERS TO A VOTE OF SECURITY
                           HOLDERS .......................................    31

         ITEM 5.           OTHER INFORMATION .............................    31

PART I.           FINANCIAL INFORMATION

ITEM 1.           UNAUDITED FINANCIAL STATEMENTS


                                 ANTENNA TV S.A.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000
            AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

     (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT EARNINGS PER SHARE)

                                                     UNAUDITED THREE MONTHS                   UNAUDITED NINE MONTHS
                                      NOTES            ENDED SEPTEMBER 30,                      ENDED SEPTEMBER 30,
                                      ----- ---------------------------------------------------------------------------------
                                                1999                       2000             1999                   2000
                                            ---------------------------------------------------------------------------------
                                                (GRD)          (GRD)         ($)          (GRD)         (GRD)         ($)
Advertising revenue..................            3,803,199      5,833,026     15,180      22,259,876    27,587,938    71,797
Related party revenue................     3        375,399        376,245        979       1,334,992     1,065,223     2,772
Publication revenue..................                   --      1,411,900      3,674              --     5,123,527    13,334
Other revenue........................              131,968        867,839      2,259         500,728     2,243,530     5,839
                                                 ---------      ---------     ------      ----------    ----------    ------
Total net revenue....................    10      4,310,566      8,489,010     22,092      24,095,596    36,020,218    93,742
                                                 ---------      ---------     ------      ----------    ----------    ------
Cost of sales........................            1,690,998      3,731,723      9,712       4,940,875    11,288,032    29,377
Selling, general and administrative
   expenses..........................              818,492      1,538,630      4,004       3,399,247     5,096,786    13,264
Amortization of programming costs....            3,117,898      3,219,510      8,379       9,361,845     9,937,344    25,862
Depreciation and amortization........              176,507        333,107        867         509,809       941,219     2,450
                                                 ---------      ---------     ------      ----------    ----------    ------
Operating (loss) income..............           (1,493,329)      (333,960)      (870)      5,883,820     8,756,837    22,789
Interest expense, net................             (540,080)    (1,188,063)    (3,092)     (1,780,477)   (2,111,663)   (5,496)
Foreign exchange (losses), net.......     9        (65,317)    (1,508,357)    (3,925)       (593,707)   (3,129,054)   (8,143)
Equity in net income in unconsolidated
   affiliate.........................                4,263             --         --          19,161         2,677         7
Related party commission income......     3        122,122             --         --         353,094        47,875       125
Other income (expense), net..........    11        554,349          7,811         20          81,536      (407,885)   (1,062)
Minority interest in (income) of
   consolidated entities, net .......                   --        (52,506)      (137)             --       (47,297)     (123)
(Loss) earnings before income taxes..           (1,417,992)    (3,075,075)    (8,004)      3,963,427     3,111,490     8,097
(Benefit) provision for income taxes.     7       (519,007)    (2,095,196)    (5,453)      1,567,677       456,960     1,189
(Loss) earnings before extraordinary
gain.................................             (898,985)      (979,879)    (2,551)      2,395,750     2,654,530     6,908
Extraordinary gain on repurchase of
   Senior Notes (net of income taxes of
   GRD 82,377).......................     8             --        105,341        274              --       105,341       274
                                                 ---------      ---------     ------      ----------    ----------    ------
Net (loss) income ...................             (898,985)      (874,538)    (2,277)      2,395,750     2,759,871     7,182
                                                 =========      =========     ======      ==========    ==========    ======
Basic and diluted (loss) earnings per
   share before extraordinary gain...               (45.29)        (49.37)     (0.13)          120.7         133.7      0.35
                                                 =========      =========     ======      ==========    ==========    ======
Basic and diluted (loss) earnings per
   share.............................               (45.29)        (44.06)     (0.11)          120.7         139.0      0.36
                                                 =========      =========     ======      ==========    ==========    ======

  Exchange rate used for the convenience translation of the September 30, 2000 balances is GRD 384.25 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                 AS OF DECEMBER 31, 1999 AND SEPTEMBER 30, 2000
                   (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS)

                                                                                                      UNAUDITED
                                                                        DECEMBER 31,                SEPTEMBER 30,
                                                                ---------------------------------------------------------
                                                         NOTES       1999          1999           2000          2000
                                                        ------  ---------------------------------------------------------
                                                                    (GRD)           ($)          (GRD)          ($)
ASSETS
-------------------------------------------------------
Current assets:
     Cash and cash equivalents..........................            31,772,162        82,686     21,594,083        56,198
     Restricted cash....................................               425,266         1,107        280,191           729
     Accounts receivable, less allowance for doubtful
        accounts of grd 1,834,794 in 1999 and
        GRD 1,431,689 in September 30, 2000.............            21,873,360        56,925     25,981,520        67,616
     Inventories........................................               438,006         1,140      1,179,456         3,070
     Due from related parties...........................       3     3,300,360         8,589      3,863,294        10,054
     Programming costs, net.............................       4    11,824,168        30,772     13,901,652        36,179
     Advances to related parties........................       3       156,660           408        195,029           508
     Advances to third parties..........................             1,201,061         3,126      1,908,517         4,967
     Prepaid expenses and other current assets..........                89,214           232        440,056         1,145
     income and withholding tax advances................               780,264         2,031        968,785         2,521
                                                                    ----------       -------     ----------       -------
   Total current assets.................................            71,860,521       187,016     70,312,583       182,987
                                                                    ----------       -------     ----------       -------
Investment in unconsolidated affiliate..................                75,806           198          8,000            21
Property and equipment, net.............................             3,475,745         9,046      4,788,694        12,462
Broadcast, transmission and printing equipment under
   capital leases, net..................................             1,649,742         4,293      1,455,499         3,788
Deferred charges, net...................................             1,677,084         4,365      1,306,904         3,401
Programming costs, excluding current portion............       4     7,652,672        19,916      8,944,637        23,278
Other receivable less allowance for doubtful accounts and
   fair value of grd 480,000 in 1999 and grd 652,890 in
   September 30, 2000...................................               272,998           710         88,107           229
Due from related party..................................       3     3,276,667         8,527      4,085,357        10,632
Advances to related parties.............................       3       173,137           451        197,757           515
Intangible assets, net..................................       5       970,561         2,526      2,305,444         6,000
Deferred tax assets.....................................       7       396,702         1,032        586,995         1,528
Other assets............................................       6       137,849           359      3,168,709         8,246
                                                                    ----------       -------     ----------       -------
   Total assets.........................................            91,619,484       238,439     97,248,686       253,087
                                                                    ==========       =======     ==========       =======

 Exchange rate used for the convenience translation of the December 31, 1999 and
               September 30, 2000 balances is grd 384.25 To $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                 AS OF DECEMBER 31, 1999 AND SEPTEMBER 30, 2000
         (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE DATA)


                                                                                                      UNAUDITED
                                                                       DECEMBER 31,                 SEPTEMBER 30,
                                                                ---------------------------------------------------------
                                                         NOTES       1999          1999           2000          2000
                                                        ------  ---------------------------------------------------------
                                                                    (GRD)           ($)          (GRD)          ($)
     LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------
Current liabilities:
   Bank overdrafts and short-term borrowings............            3,278,111          8,531    12,008,705         31,252
   Current portion of obligations under capital leases..              385,856          1,004       275,048            716
   Trade accounts, notes and cheques payable............            9,793,645         25,488     7,719,001         20,088
   Program license payable..............................            2,538,945          6,608     1,010,940          2,631
   Payable to related party.............................   3           68,823            179           --              --
   Customer advances....................................              327,370            852       487,098          1,268
   Accrued interest.....................................            1,411,003          3,672       668,632          1,740
   Accrued expenses and other current liabilities.......            4,184,880         10,891     3,819,411          9,940
   Income taxes payable.................................              237,525            618       121,242            316
   Deferred tax liability...............................   7        1,965,298          5,115     2,100,419          5,466
   Current portion of other long-term liability.........            1,003,116          2,611       713,099          1,856
                                                                   ----------        -------    ----------        -------
     Total current liabilities..........................           25,194,572         65,569    28,923,595         75,273
                                                                   ----------        -------    ----------        -------
Long-term liabilities:
   Long-term debt.......................................   8       36,479,831         94,938    35,857,561         93,318
   Long-term obligations under capital leases...........              704,971          1,835       695,460          1,810
   Deferred tax liability...............................   7        1,599,096          4,162     1,709,039          4,448
   Other long-term liability............................              532,483          1,386            --             --
   Payable to related parties...........................   3          185,000            481       185,000            481
   Employee retirement benefits.........................              520,832          1,355       561,636          1,462
   Long-term provisions.................................              203,270            529       309,010            803
                                                                   ----------        -------    ----------        -------
     Total liabilities..................................           65,420,055        170,255    68,241,301        177,595
                                                                   ----------        -------    ----------        -------
Minority interests......................................              650,969          1,694       699,154          1,820
                                                                   ----------        -------    ----------        -------
Shareholders' equity:
   share capital........................................            1,984,944          5,166     1,984,944          5,166
   Additional paid-in capital...........................           28,714,904         74,730    28,714,904         74,730
   Accumulated (deficit)................................           (5,151,388)       (13,406)   (2,391,517)        (6,224)
   Accumulated other comprehensive (loss)...............                   --             --          (100)          (0.3)
                                                                   ----------        -------    ----------        -------
     Total shareholders' equity.........................           25,548,460         66,490    28,308,231         73,672
                                                                   ----------        -------    ----------        -------
Commitments and contingencies
     Total liabilities and shareholders' equity.........           91,619,484        238,439    97,248,686        253,087
                                                                   ==========        =======    ==========        =======

 Exchange rate used for the convenience translation of the December 31, 1999 and
               September 30, 2000 balances is GRD 384.25 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

            CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                           (IN THOUSANDS OF DRACHMAE)

                                                                         ACCUMULATED (DEFICIT) RETAINED
                                                                                    EARNINGS
                                                                      ---------------------------------------
                                                                           LEGAL,
                                                                            TAX       ACCUMULATED                      ACCUMULATED
                                                            ADDITIONAL    FREE AND     (DEFICIT)                         OTHER
                                                  SHARE      PAID-IN       OTHER       RETAINED                       COMPREHENSIVE
                                                  CAPITAL     CAPITAL     RESERVES      EARNINGS         TOTAL        INCOME (LOSS)
                                                  -------     -------     --------      --------         -----        -------------
BALANCE, DECEMBER 31, 1999.............           1,984,944   28,714,904   2,852,605     (8,003,993)    (5,151,388)            --
   Net income for the nine months (unaudited)            --           --          --      2,759,871      2,759,871             --
   Currency translation adjustment (unaudited)           --           --          --             --             --           (100)
   Total comprehensive income (loss) (unaudited)         --           --          --             --             --             --
   Transfer to legal, tax free and other reserves        --           --   3,774,449     (3,774,449)            --             --
                                                  ---------   ----------   ---------      ---------      ---------     ----------
BALANCE SEPTEMBER 30, 2000 (UNAUDITED) ....       1,984,944   28,714,904   6,627,054     (9,018,571)    (2,391,517)          (100)
                                                  =========   ==========   =========      =========      =========     ==========

                                                                                COMPREHENSIVE
                                                          GRAND TOTAL            INCOME (LOSS)
                                                          -----------            -------------
BALANCE, DECEMBER 31, 1999.............                   25,548,460                    --
   Net income for the nine months (unaudited)              2,759,871             2,759,871
   Currency translation adjustment (unaudited)                  (100)                 (100)
   Total comprehensive income (loss) (unaudited)                  --             2,759,871
   Transfer to legal, tax free and other reserves                 --                    --
                                                          ----------             ---------
BALANCE SEPTEMBER 30, 2000 (UNAUDITED) ....               28,308,231                    --
                                                          ==========             =========

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000
                   (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS)

                                                                      UNAUDITED NINE MONTHS ENDED SEPTEMBER 30,
                                                                   -----------------------------------------------------
                                                                         1999                       2000
                                                                   -----------------------------------------------------
                                                                          GRD)             (GRD)              ($)
Cash flows from operating activities
   Net income.....................................................         2,395,750        2,759,871         7,182
Adjustments to reconcile net income to net cash
   Extraordinary gain on repurchase of Senior Notes...............                --         (105,341)         (274)
   Deferred income taxes..........................................         1,479,676           57,165           149
   Minority in income of consolidated entity......................                             47,297           123
   Equity in net income of unconsolidated affiliate...............           (19,161)          (2,677)           (7)
   Amortization of debt issuance expenses.........................           170,048          164,237           427
   Amortization of premium on forward exchange contract and
      loss on option .............................................         1,224,719                0             0
   Depreciation of property and equipment and capital leases
      and amortization of programming costs, goodwill and
      other intangibles ..........................................         9,871,654       10,878,563        28,311
   Provision for other long-term liabilities......................            17,831          105,740           275
   Provision for employee retirement benefits.....................            30,000           37,054            96
Change in current assets and liabilities
   Decrease (increase) in accounts and other receivable...........           446,451       (3,655,670)       (9,514)
   (Increase) in due from/to related parties......................        (1,254,238)      (1,665,064)       (4,332)
   (Increase) in programming costs................................        (8,396,133)     (11,584,041)      (30,147)
   (Increase) in prepaid and licensed programming expenditures....          (393,537)      (1,722,543)       (4,483)
   (Decrease) increase in trade accounts, notes and cheques payable       (1,237,074)      (2,141,974)       (5,575)
   (Decrease) in licensed program payable.........................          (969,957)      (1,528,005)       (3,977)
   (Increase) in inventories......................................                --         (741,444)       (1,930)
   (Decrease) increase in customer advances.......................          (172,170)         159,728           416
   (Decrease) in accrued expenses and liabilities.................        (7,507,084)      (1,316,809)       (3,427)
   Increase (decrease) in income taxes payable....................             4,185         (229,522)         (597)
   Other, net.....................................................          (370,523)      (1,930,981)       (5,025)
                                                                          ----------       ----------        ------
      Total adjustments...........................................        (7,075,313)     (15,174,287)      (39,491)
                                                                          ----------       ----------        ------
Net cash (used) in operating activities...........................        (4,679,563)     (12,414,416)      (32,309)
                                                                          ----------       ----------        ------
Cash flows from investing activities
   Deposit for right of acquisition...............................                --       (3,000,000)       (7,807)
   Acquisition of business, net of cash...........................       (10,045,383)      (1,429,888)       (3,721)
   Dividends received.............................................            38,759           70,890           184
   Purchase of fixed assets.......................................          (410,641)      (1,931,678)       (5,027)
                                                                          ----------       ----------        ------
Net cash (used) in investing activities...........................       (10,417,265)      (6,290,676)      (16,371)
                                                                          ----------       ----------        ------
Cash flows from financing activities
   Issuance of common shares......................................        25,270,404               --            --
   Redemption of Senior Notes.....................................        (1,185,994)      (5,465,169)      (14,223)
   (Decrease) increase in bank overdrafts and short term borrowings, net    (802,787)       8,730,594        22,721
   (Increase) decrease in restricted cash.........................          (334,800)         145,076           378
   Repayments of capital lease obligations........................          (118,349)        (120,319)         (313)
                                                                          ----------       ----------        ------
Net cash provided by financing activities.........................        22,828,474        3,290,182         8,563
                                                                          ----------       ----------        ------
Effect of exchange rate changes on cash...........................         2,880,543        5,236,831        13,629
                                                                          ----------       ----------        ------
Increase (decrease) in cash.......................................        10,612,189      (10,178,079)      (26,488)
Cash at beginning of year.........................................        11,300,087       31,772,162        82,686
                                                                          ----------       ----------        ------
Cash at end of year...............................................        21,912,276       21,594,083        56,198
                                                                          ==========       ==========        ======
Supplemental disclosure of cash flow information:
      Cash paid for interest......................................         3,153,652        4,031,761        10,493
      Cash paid for income taxes..................................                --          734,414         1,911

  Exchange rate used for the convenience translation of the September 30, 2000 balances is GRD 384.25 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The consolidated financial statements and related notes at September 30, 2000 and for the six and nine months ended September 30, 1999 and 2000 are unaudited and prepared in conformity with the accounting principles applied in the Company's 1999 Annual Report on Form 20-F for the year ended December 31, 1999. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three and nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the full year or any other interim period.

         ACQUISITIONS OF ENTITIES UNDER COMMON CONTROL

         On May 6, 1999, the Company acquired the following interests (the "Acquisition"): a 51% interest in Audiotex S.A. ("Audiotex"), a company that generates revenue from the sale of audiotext (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"), which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer.

         These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations are among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

         The total purchase price of all the businesses amounted to $38.2 million, comprised of cash consideration of $33.0 million and the assumption of $5.2 million of debt. The total cash purchase price of GRD 10,040 million exceeded the book value of the acquired companies by GRD 11,969 million, resulting in a deemed dividend to the shareholders.

         ACQUISITIONS OF UNRELATED BUSINESSES

         On October 27, 1999, Antenna TV purchased a 51% interest in Daphne Communications S.A. ("Daphne"), a Greek publishing company, for a total consideration of GRD 1,210 million. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 300 million has been allocated to net tangible assets, GRD 200 million to magazine rights and GRD 787 million to goodwill.

         On February 7, 2000, Antenna TV acquired the 49% interest in Audiotex that it did not already own from Legion International S.A., a Lagardere Group company, for total consideration of GRD 55 million and an increase in the royalty fee to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value, GRD 76,615 has been allocated to goodwill. The incremental increase in the royalty payment of 4.5% for the next five years and the payment of 12% royalty for an additional five years, represents the additional consideration payable for the acquired interest and will be recorded as additional element of the cost of the acquired entity (I.E. goodwill), and amortized over 10 years. Audiotex's revenues for the year ended December 31, 1999 amounted to GRD 855 million. Assuming revenues remained the same over the next 10 years, the additional consideration paid would be approximately GRD 706 million. However the ultimate amount to be paid will only be determined at the end of each period. The additional elements of cost are recorded when the contingency is resolved and the consideration is issuable.

         On April 13, 2000, the Company announced that it had entered into a memorandum of understanding with Internet Gold International Ltd, a subsidiary of Internet Gold, to jointly undertake various Internet-related activities. Internet Gold agreed to use its best efforts to cause one or more of the shareholders of CompuLink Networks S.A., a Greek Internet service provider, to transfer to the Company a 20% stake in CompuLink for consideration of $1 million, $200,000 of which will be paid in cash and $800,000 of which will be paid in the form of advertising time on television and radio and in magazines. The Company and Internet Gold will also form two new joint ventures that will provide content for the Internet and one new joint venture that will be an Internet service provider in Cyprus. To date, the undertaking of Internet related activities has not yet materialized nor have the joint ventures been formed.

         On August 4, 2000, Antenna TV acquired interests in three Bulgarian media companies for total consideration, including related expenses, of GRD 1,368 million. The acquisition includes a 100% interest in Nova Television AD, a 100% interest in Multimex I.D. AD and a 92.2% interest in Radio Express. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the dates of acquisition. Based on estimates of fair value GRD 1,331 million ($3 million) has been allocated to goodwill. On a pro forma basis, reflecting the acquisition of the three Bulgarian companies as if it had taken place at the beginning of the year and after giving effect to adjustments regarding the acquisitions, unaudited net revenues, net earnings and basic and diluted earnings per share would have been GRD 36,420 million ($95 million), GRD 2,787 million ($7 million) and GRD 140 million ($0.4 million), respectively. These pro forma results are not indicative of either future performance or actual results which would have occurred had these acquisitions taken place at the beginning of the respective period.

         In August 2000, Antenna TV became a 40% shareholder in a newly established company, Antenna Syndromitiki S.A. whereby GRD 8 million ($0.02 million) was contributed as an initial investment. This investment is accounted for by the equity method as Antenna TV does not own a controlling interest.

         PRINCIPLES OF CONSOLIDATION

         The condensed consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions are accounted for using the equity method.

         DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 (the "Senior Notes"), issued on August 12, 1997, were capitalized and are being amortized over the term of the Senior Notes. Amortization for the nine months ended September 30, 1999 and 2000 totaled GRD 170 million and GRD 164 million respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the nine months ended September 30, 1999 and 2000.

         FOREIGN EXCHANGE CONTRACTS

         Antenna enters into foreign exchange contracts to manage its exposures to foreign currency exchange and interest rate risks. Financial instruments are recorded in the balance sheets at their fair value unless they meet, for accounting purposes, the following hedging criteria. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these hedge accounting criteria are deferred and included in the measurement of the related foreign currency transaction. Losses are not deferred if, however, it is estimated that the deferral would lead to recognition of losses in later periods.

         Antenna was party to an $87 million forward contract with the Royal Bank of Scotland, to hedge elements of its currency exposure on a portion of the principal and interest payable of its US dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount GRD 783 million was recognized for the nine months ended September 30, 1999. There was no amortization for the three and nine months ended September 30, 2000 as the forward contract expired on May 15, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were offset by corresponding losses or gains on the forward contract's notional amount.

         OPTION

         Antenna was party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the consolidated statements of operations. The mark to market adjustment of the option for nine months ended September 30, 1999 of GRD 442 million, respectively, was recorded as part of the foreign exchange loss in the consolidated statements of operations. There was no mark to market adjustment for the three and nine months ended September 30, 2000 because the option matured on May 15, 1999.

2.       TRANSLATIONS OF DRACHMAE INTO U.S. DOLLARS

         The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on September 29, 2000, which was GRD 384.25 to $1.00. The convenience translations should not be construed as representations that the drachma amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

3.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                                       DECEMBER 31,             UNAUDITED
                                                                           1999             SEPTEMBER 30, 2000
                                                                  ----------------------  ----------------------
                                                                                  (IN THOUSANDS)
Accounts Receivable
 Current:
    Antenna Satellite TV (USA) Inc. .............................        1,882,116               2,543,487
    Audiotex S.A.................................................           76,208                      --
    Epikinonia EPE ..............................................          314,172                 219,009
    Antenna Satellite Radio......................................           58,655                  87,239
    Antenna TV Ltd. (Cyprus).....................................          938,770               1,013,559
    Catalogue Auctions Hellas S.A................................           30,439                      --
                                                                         ---------               ---------
                                                                         3,300,360               3,863,294
                                                                         =========               =========
 Long-term:
    Antenna Satellite TV (USA) Inc., net ........................        3,276,667               4,085,357
                                                                         =========               =========
Advances
 Current:
    Epikinonia EPE...............................................               --                  28,000
    Catalogue Auctions Hellas S.A. ..............................          156,660                 167,029
                                                                         ---------               ---------
                                                                           156,660                 195,029
                                                                         =========               =========
 Long-term:
    Antenna TV Ltd. (Cyprus).....................................          120,979                 120,979
    Epikinonia Ltd...............................................           34,158                  34,158
    JVFM -- Epikinonia...........................................           18,000                  42,620
                                                                         ---------               ---------
                                                                           173,137                 197,757
                                                                         =========               =========

                                                                       DECEMBER 31,             UNAUDITED
                                                                           1999             SEPTEMBER 30, 2000
                                                                  ----------------------  ----------------------
                                                                                  (IN THOUSANDS)
Accounts payable
 Current:
 Payable to minority shareholders of Daphne......................           68,823                      --
                                                                         =========               =========
 Long-term:
 Payable to minority shareholders of Daphne......................          185,000                 185,000
                                                                         =========               =========

Unaudited revenue from related parties:
                                                                         UNAUDITED               UNAUDITED
                                                                     SEPTEMBER 30, 1999      SEPTEMBER 30, 2000
                                                                   ----------------------  ----------------------
                                                                                   (IN THOUSANDS)
Epikinonia Ltd. (Production facilities and
   technical and administrative services)........................          262,397                 449,000
Antenna Satellite TV (USA) Inc. (License fees)...................          767,889                 242,174
Antenna Satellite Radio (Other)..................................           24,340                  26,918
Antenna TV Ltd. (Cyprus) (Royalties).............................          280,366                 347,131
                                                                         ---------               ---------
                                                                         1,334,992               1,065,223
Audiotex (Related party commission income).......................          353,094                  47,875
                                                                         ---------               ---------
                                                                         1,688,086               1,113,098
                                                                         =========               =========


4.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                                         DECEMBER 31,             UNAUDITED
                                                                             1999            SEPTEMBER 30, 2000
                                                                   -----------------------  -----------------------
                                                                                   (IN THOUSANDS)
Produced programming..............................................        13,929,446             15,620,010
Purchased sports rights...........................................         1,861,640              1,817,773
Licensed program rights...........................................         2,016,979              2,464,964
Prepaid license program rights....................................           845,979              1,900,501
Prepaid produced programs and sports..............................           822,796              1,043,041
                                                                          ----------             ----------
                                                                          19,476,840             22,846,289
Less: current portion.............................................       (11,824,168            (13,901,652)
                                                                          ----------             ----------
                                                                           7,652,672              8,944,637
                                                                          ==========             ==========


5.       INTANGIBLES

                                                                        DECEMBER 31,             UNAUDITED
                                                                            1999             SEPTEMBER 30, 2000
                                                                   ----------------------  ----------------------
                                                                                   (IN THOUSANDS)
Goodwill..........................................................         786,561               2,195,509
Magazine rights ..................................................         200,000                 200,000
                                                                           -------               ---------

                                                                           986,561               2,395,508
Accumulated amortization..........................................         (16,000)                (90,065)
                                                                           -------               ---------

                                                                           970,561               2,305,444
                                                                           =======               =========

6.       OTHER ASSETS

         Other assets are analyzed as follows:


                                                                        DECEMBER 31,             UNAUDITED
                                                                            1999             SEPTEMBER 30, 2000
                                                                   ---------------------   -----------------------
                                                                                   (IN THOUSANDS)
Advance for the right to acquire an interest in
    Makedonia TV..................................................               --               3,000,000
    Guarantee deposits............................................          137,849                 168,709
                                                                            -------               ---------
                                                                            137,849               3,168,709
                                                                            =======               =========


         On February 24, 2000, the Company advanced GRD 3 billion in exchange for the right to acquire a controlling interest in Makedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

         The Company has signed a cooperation agreement to provide management consulting, production and technical services to Makedonia TV in return for a fee of 20% of the total gross annual revenue for the year 2000-2001, 22% for the year 2002-2003 and 25% for the year 2004. Such revenue amounted to GRD 202 million for the nine months ended September 30, 2000 and is included in other revenue in the consolidated statements of operations.

7.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 1999 and September 30, 2000 are summarized below (the tax rate in effect at December 31, 1999 and September 30, 2000 was 40%):

                                                                                                UNAUDITED
                                                                       DECEMBER 31,           SEPTEMBER 30,
                                                                           1999                    2000
                                                                  ----------------------  ----------------------
                                                                                     (IN THOUSANDS)
        Deferred tax liabilities
           Intangible and tangible assets........................           200,000                 179,000
           Programming costs.....................................         4,250,918               5,515,475
           Reserves..............................................           430,348                 430,348
           Reserves taxed in a special way.......................           233,826                 233,826
           Deferred charges......................................           299,383                 252,968
           Leased assets.........................................           519,016                 315,515
           Deferred interest on finance leases...................             5,936                   1,055
           Customer advances and accounts payable................           528,673                 534,376
           Accrued expenses and other liabilities................            29,359                  26,983
                                                                          ---------               ---------
        Gross deferred tax liabilities...........................         6,497,459               7,489,546
                                                                          ---------               ---------

                                                                                                UNAUDITED
                                                                       DECEMBER 31,           SEPTEMBER 30,
                                                                           1999                    2000
                                                                  ----------------------  ----------------------
                                                                                     (IN THOUSANDS)
 Deferred tax assets
        Property and equipment...................................            32,718                 161,165
        Startup costs............................................         1,134,659               1,061,707
        Long-term liability......................................            17,600                  17,600
        Long-term lease liability................................           165,265                 156,534
        Short-term lease liability...............................           130,962                  79,358
        Long-term receivables....................................         1,209,309               1,229,309
        Deferred revenue ........................................             5,000                   2,900
        Accounts receivable......................................           555,788                 625,288
        Employee retirement benefits.............................           208,333                 224,654
        Other assets.............................................           407,126                 635,273
        Accrued expenses and other provisions....................           562,945                 309,032
        Net operating losses.....................................            93,350                  93,350
                                                                          ---------               ---------
 Gross deferred tax assets.......................................         4,523,055               4,596,170
                                                                          ---------               ---------
 Less: valuation allowance.......................................        (1,193,288)               (329,087)
                                                                          ---------               ---------
 Net deferred tax (liability)....................................        (3,167,692)             (3,222,463)
                                                                          =========               =========


         Long-term receivables give rise to a tax asset principally due to certain long-term agreements that have not satisfied all of the revenue recognition criteria of SFAS No. 53. Such agreements, however, are taxable by the local Greek authorities.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                                                UNAUDITED
                                                                       DECEMBER 31,           SEPTEMBER 30,
                                                                           1999                    2000
                                                                  ----------------------  ----------------------
                                                                                  (IN THOUSANDS)
Net current deferred tax liability...............................     (1,965,298)              (2,100,419)
                                                                       =========                =========
Net non-current deferred tax liability...........................     (1,599,096)              (1,709,039)
                                                                       =========                =========
Net non-current deferred tax asset...............................        396,702                  586,995
                                                                       =========                =========

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                                        UNAUDITED THREE MONTHS       UNAUDITED NINE MONTHS
                                                         ENDED SEPTEMBER 30,          ENDED SEPTEMBER 30,
                                                         -------------------          -------------------
                                                          1999        2000             1999         2000
                                                          ----        ----             ----         ----
                                                                         (IN THOUSANDS)
Current............................................        44,500        222,529          88,001    399,795
Deferred income taxes..............................      (563,507)    (2,317,725)      1,479,676     57,165
                                                          -------      ---------       ---------    -------
Provision income taxes.............................      (519,007)    (2,095,196)      1,567,677    456,960
                                                          =======      =========       =========    =======


         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 40% in 1999 and 2000 to pre-tax income is summarized as follows:

                                                        UNAUDITED THREE MONTHS       UNAUDITED NINE MONTHS
                                                         ENDED SEPTEMBER 30,          ENDED SEPTEMBER 30,
                                                         -------------------          -------------------
                                                          1999        2000             1999         2000
                                                          ----        ----             ----         ----
                                                                         (IN THOUSANDS)
Tax (benefit) provision at statutory rate...........     (567,197)    (1,230,030)      1,585,371    1,244,596
Goodwill amortization...............................           --         10,618              --       20,026
Interest income.....................................       (5,788)       (74,308)       (140,668)    (187,735)
Disallowed prior period expenses and non-deductible
        general expenses............................       66,822         72,037         228,003      209,490
(Income) loss not subject to income tax.............      (12,844)        (9,312)          7,971       34,784
Change in valuation allowance.......................           --       (864,201)       (113,000)    (864,201)
                                                          -------      ---------       ---------    ---------
Provision income taxes..............................     (519,007)    (2,095,196)      1,567,677      456,960
                                                          =======      =========       =========    =========

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (E.G., invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management believes that the amounts accrued will be sufficient to meet its tax obligations.

         The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

         The deferred income taxes relate to the temporary differences between the book value and tax basis of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets are analyzed above.


8.       LONG-TERM DEBT

         Long-term debt consists of:

                                                                                          UNAUDITED
                                                                                         SEPTEMBER 30,
                                                                 DECEMBER 31, 1999           2000
                                                                 -----------------           ----
                                                                                (IN THOUSANDS)
Senior Notes due 2007 issued on August 12, 1997. Interest on the
         Notes is paid semi-annually in February and August,
         commencing February 1, 1998, at a rate of 9% per
         annum. The Senior Notes are redeemable, in whole or
         in part, at the option of the Company at any time
         on or after August 1, 2002.                                  36,479,831           35,857,561
                                                                      ==========           ==========

         Interest expense relating to the Senior Notes for the nine months ended September 30, 1999 and 2000 totaled GRD 2,314 million and GRD 2,645 million, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 19, 1999 and March 25, 1999 the Company repurchased GRD 447 million ($1.5 million), GRD 739 million ($2.4 million), respectively, of the Senior Notes, with accrued interest of GRD 17 million ($0.05 million) to the date of repurchase.

         On July 5, 2000 and August 3, 2000 the Company repurchased GRD 917 million ($2.8 million) and GRD 4,941 million ($15 million), respectively of the Senior Notes, with accrued interest of GRD 139.5 ($0.39 million) to the date of repurchase.

         The early extinguishment of the Senior Notes resulted in the following:

                                                                       UNAUDITED NINE MONTHS
                                                                        ENDED SEPTEMBER 30,
                                                             -----------------------------------------
                                                                      1999                 2000
                                                                      ----                 ----
                                                                           (IN THOUSANDS)
Discount on prepayment of Senior Notes.......................         36,890             393,659
Write-off of related unamortized debt issuance costs.........        (55,809)           (205,941)
                                                                     -------             -------
                                                                     (18,919)            187,718
                                                                     =======             =======

         The gain for the nine months ended September 30, 2000 has been recorded as an extraordinary item, net of tax of GRD 82,377.

         The indebtedness evidenced by the Senior Notes constitutes a general unsecured senior obligation of the Company and ranks PARI PASSU in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture with respect to the Senior Notes contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.


9.       FOREIGN EXCHANGE (LOSSES) GAINS

         Foreign exchange (losses) gains included in the consolidated statements of operations are analyzed as follows:

                                                         UNAUDITED THREE MONTHS     UNAUDITED NINE MONTHS
                                                          ENDED SEPTEMBER 30,        ENDED SEPTEMBER 30,
                                                       ------------------------------------------------------
                                                           1999         2000          1999         2000
                                                           ----         ----          ----         ----
                                                                          (IN THOUSANDS)
Realized loss on forward contract.....................          --            --     (2,777,096)          --
Foreign exchange gain on forward contract
        representing difference between balance
        sheet rate and forward rate (US$).............          --            --      4,605,000           --
Amortization of the premium on forward contract.......          --            --       (783,000)          --
Mark to market adjustment on option...................          --            --       (441,719)          --
Unrealized foreign exchange gain (loss) on Senior Notes)
         on Senior Notes (US$) ......................       685,302   (2,644,180)    (2,880,543)  (5,236,831)
Foreign exchange gain on cash, receivables and
        payables denominated in foreign currencies
        (US$) and realized (losses) gains on
        transactions..................................     (750,619)   1,135,823      1,683,651    2,107,777
                                                          ---------    ---------      ---------    ---------
                                                            (65,317)  (1,508,357)      (593,707)  (3,129,054)
                                                          =========    =========      =========    =========

10.      SEGMENT INFORMATION

         The Company's reportable segments are Television, Radio, Pay Television, Journalism and Magazines. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

                                                       UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 1999
                                  -----------------------------------------------------------------------------------------
                                                                                  JOURNALISM
                                    TELEVISION        RADIO       PAY TELEVISION    SCHOOL
                                    ----------        -----       --------------    ------
                                                                                              ELIMINATION OF
                                                                     PACIFIC       ANTENNA     RELATED PARTY
                                    ANTENNA TV    ANTENNA RADIO     BROADCAST     SPOUDASTIKI REVENUE/EXPENSES    TOTAL
                                     (GREECE)       (GREECE)       (AUSTRALIA)     (GREECE)       ASSETS       CONSOLIDATED
                                     --------       --------       -----------     --------       ------       ------------
Advertising revenue..............     20,889,310       1,370,566           --          --              --     22,259,876
Related party sales..............      1,844,217          29,839           --          --        (539,064)     1,334,992
Other revenue....................        164,353           4,163      208,377     123,835              --        500,728
                                      ----------       ---------      -------     -------      ----------     ----------
Total revenues...................     22,897,880       1,404,568      208,377     123,835        (539,064)    24,095,596
Depreciation and amortization....        443,224          34,765       26,820       5,000              --        509,809
Amortization of programming costs      9,361,845              --           --          --              --      9,361,845
                                      ----------       ---------      -------     -------      ----------     ----------
Operating income (loss)..........      5,954,806         372,074       14,829     (67,681)       (390,208)     5,883,820
Equity in net income in
        unconsolidated
        affiliate................         19,161                           --          --              --         19,161
Related party commission income..                                          --          --         353,094        353,094
Interest expense, net............     (1,681,974)       (133,160)      (2,457)         --          37,114     (1,780,477)
Foreign exchange gains (losses), net    (466,532)        (94,875)     (32,300)         --              --       (593,707)
Other income, (expense), net.....         70,063          11,473           --          --              --         81,536
                                      ----------       ---------      -------     -------      ----------     ----------
Income (loss) before tax.........      3,895,524         155,512      (19,928)    (67,681)             --      3,963,427
Net income (loss) ...............      2,324,347         142,512      (19,928)    (51,181)             --      2,395,750
                                      ==========       =========      =======     =======      ==========     ==========
Total assets at September 30, 1999    79,822,810       2,040,909      482,536      72,271     (12,110,223)    70,308,303
                                      ==========       =========      =======     =======      ==========     ==========

                                                     UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2000
                       ----------------------------------------------------------------------------------------------------------
                                                             PAY      JOURNALISM
                             TELEVISION         RADIO     TELEVISION    SCHOOL    MAGAZINES  AUDIOTEX
                       ----------------------------------------------------------------------------------------------------------
                                                                                                        ELIMINATION
                                                                                                         OF RELATED
                                                                                   DAPHNE                  PARTY
                                               ANTENNA     PACIFIC     ANTENNA     COMMUNI                REVENUE/
                        ANTENNA TV    NOVA      RADIO     BROADCAST   SPOUDASTIKI  CATIONS   AUDIOTEX    EXPENSES/      TOTAL
                         (GREECE)  (BULGARIA) (GREECE)   (AUSTRALIA)   (GREECE)   (GREECE)   (GREECE)      ASSETS    CONSOLIDATED
                       ----------------------------------------------------------------------------------------------------------
                                                                     (in thousands)
Advertising revenue...   24,236,834   215,648  1,476,246           --         --   1,659,210         --           --   27,587,938
Related party sales...    1,608,527        --     32,814           --         --      14,691         --     (590,539)   1,065,223
Publication revenue...           --        --         --           --         --   5,123,527         --           --    5,123,527
Other revenue.........      427,344     1,904     25,016      169,768    135,072     842,971    641,455           --    2,243,530
                         ----------   -------  ---------      -------    -------   ---------    -------      -------   ----------
Total revenues........   26,272,435   217,552  1,534,076      169,768    135,072   7,640,399    641,455     (590,539)  36,020,218
                         ----------   -------  ---------      -------    -------   ---------    -------      -------   ----------
Depreciation and
        amortization..      494,593    21,250     35,233       26,962      9,314     338,425     15,422           --      941,219
Amortization of
        programming
        costs.........    9,937,344        --         --           --         --          --         --           --    9,937,344
                         ----------   -------  ---------      -------    -------   ---------    -------      -------   ----------
Operating income......    7,764,922    34,787    383,805      101,735   (129,303)    642,549     42,000      (83,685)   8,756,837

                                                     UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2000
                       ----------------------------------------------------------------------------------------------------------
                                                             PAY      JOURNALISM
                             TELEVISION         RADIO     TELEVISION    SCHOOL    MAGAZINES  AUDIOTEX
                       ----------------------------------------------------------------------------------------------------------
                                                                                                        ELIMINATION
                                                                                                         OF RELATED
                                                                                   DAPHNE                  PARTY
                                               ANTENNA     PACIFIC     ANTENNA     COMMUNI                REVENUE/
                        ANTENNA TV    NOVA      RADIO     BROADCAST   SPOUDASTIKI  CATIONS   AUDIOTEX    EXPENSES/      TOTAL
                         (GREECE)  (BULGARIA) (GREECE)   (AUSTRALIA)   (GREECE)   (GREECE)   (GREECE)      ASSETS    CONSOLIDATED
                       ----------------------------------------------------------------------------------------------------------
Equity in net income in
        unconsolidated
        affiliate.....        2,677        --         --           --         --          --         --           --           --
Related party commission
        income........       47,875        --         --           --         --          --         --           --           --
Interest expense, net.   (1,659,826)       --    (64,328)      (4,488)       (26)   (447,049)     1,595       62,459   (2,111,663)
Foreign exchange losses,
        net...........           --        --         --           --         --          --         --           --   (3,223,648)
Other income, (expense),
        net...........     (434,451)       --     49,266           --        (13)    (22,661)       (26)          --     (407,885)
Minority interest in profit
        of unconsolidated
        subsidiary, net          --        --         --           --         --     (47,297)        --           --      (47,297)
                         ----------   -------  ---------      -------    -------  ----------    -------  -----------   ----------
Income (loss) before tax  2,855,691    34,261    288,392      (86,959)  (129,343)    126,025     43,570      (20,147)   3,111,490
Net income (loss).....    2,287,624    34,261    552,593      (86,959)   (80,580)     48,680     24,399      (20,147)   2,759,871
                         ==========   =======  =========      =======    =======  ==========    =======  ===========   ==========
Total assets at
        September 30
        2000             97,934,523   556,562  2,617,074      449,145    222,095  13,519,406    413,634  (18,463,753)  97,248,686
                         ==========   =======  =========      =======    =======  ==========    =======  ===========   ==========


         Information with respect to geographical regions is as follows:

                                                                UNAUDITED THREE MONTHS                UNAUDITED NINE MONTHS
                                                                 ENDED SEPTEMBER 30,                   ENDED SEPTEMBER 30
                                                       ----------------------------------------- ---------------------------------
                                                                1999                 2000             1999             2000
                                                       ----------------------- ----------------- ---------------- ----------------
                                                                                     (in thousands)
Revenue:
Domestic..............................................              3,922,244         7,944,509       22,838,963       35,016,675
International:
        Related parties...............................                313,010           174,245        1,048,255          616,223
        Third parties.................................                 75,311           320,256          208,377          387,320
                                                                    ---------         ---------       ----------       ----------
                                                                    4,310,565         8,489,010       24,095,595       36,020,218
                                                                    =========         =========       ==========       ==========


                                                                        AS OF DECEMBER 31, 1999
                                  -------------------------------------------------------------------------------------------------
                                                                                           JOURNALISM
                                     TELEVISION          RADIO         PAY TELEVISION        SCHOOL       MAGAZINES
                                  -------------------------------------------------------------------------------------------------
                                                                                            ANTENNA         DAPHNE
                                     ANTENNA TV      ANTENNA RADIO    PACIFIC BROADCAST   SPOUDASTIKI   COMMUNICATIONS    TOTAL
                                      (GREECE)          (GREECE)         (AUSTRALIA)        (GREECE)       (GREECE)    CONSOLIDATED
                                  -------------------------------------------------------------------------------------------------
                                                                            (in thousands)
Long-lived assets:
Domestic.........................      9,801,781          114,029                 --          21,751       2,486,544    12,424,105
International....................             --               --            354,054              --              --       354,054

                                                             AS OF SEPTEMBER 30, 2000
                     --------------------------------------------------------------------------------------------------------
                                                          PAY         JOURNALISM
                       TELEVISION         RADIO        TELEVISION       SCHOOL        MAGAZINE        AUDIOTEX
                     --------------------------------------------------------------------------------------------------------
                                         ANTENNA        PACIFIC         ANTENNA        DAPHNE
                       ANTENNA TV         RADIO        BROADCAST      SPOUDASTIKI  COMMUNICATIONS     AUDIOTEX      TOTAL
                        (GREECE)        (GREECE)      (AUSTRALIA)      (GREECE)       (GREECE)        (GREECE)  CONSOLIDATED
                     --------------------------------------------------------------------------------------------------------
                                                                  (in thousands)
Long-lived assets:
Domestic............     11,869,500          145,062            --           18,182      2,491,000        46,006   14,569,750
International.......        291,987               --       327,092               --             --            --      619,079


11.      OTHER (EXPENSES) INCOME

Other expenses, net is analyzed as follows

                                                       UNAUDITED THREE MONTHS       UNAUDITED NINE MONTHS
                                                         ENDED SEPTEMBER 30,           ENDED SEPTEMBER 30,
                                                     ------------------------      -----------------------
                                                        1999          2000           1999           2000
                                                     ---------     ---------       ---------     ---------
                                                                           (IN THOUSANDS)
Start-up costs related to direct-to-home business         --            --         (444,102)     (373,350)
Change related to early extinguishment of
         Senior Notes..........................           --            --          (18,919)           --
Income from marketable securities..............      590,621            --          590,621            --
Other, net.....................................      (36,272)        7,811          (46,064)      (34,535)
                                                     -------         -----          -------       -------
                                                     554,349         7,811           81,536      (407,885)
                                                     =======         =====           ======       =======


12.      SUBSEQUENT EVENTS

         On October 10, 2000 the Company repurchased GRD 1,082 million ($ 3.0 million) of the Senior Notes, with accrued interest of GRD 17.8 million ($0.04 million) to the date of repurchase. The early extinguishment of the Senior Notes resulted in a gain of GRD 59 million ($ 0.15 million) consisting of the following:

                                                                      GRD
                                                               ----------------
                                                                 (in thousands)

Discount on repayment of Senior Notes........................        59,296
Write-off related unamortized debt issuance costs............       (38,903)
                                                                    --------
Gain                                                                 20,393


The gain, net of tax will be recorded as an extraordinary item.

         On October 9, 2000, Antenna TV acquired a 100% interest in Part Time S.A. for a total cash consideration, including expenses, of GRD 872 million. Subsequent to the acquisition the name was changed to Part Time Symvouleftiki S.A. and its primary activities will include consulting services.

         On October 9, 2000, Antenna TV acquired a plot of land for a total cash consideration including expenses of GRD 108 million.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

GENERAL

         We derive a substantial portion of our revenue from the sale of advertising time. Advertising revenue made up 92.4% of total net revenue in the nine months ended September 30, 1999 and 76.6% of total net revenue in the nine months ended September 30, 2000. On October 27, 1999, we began reporting revenue from publishing as a result of our acquisition of our interest in Daphne Communications S.A. (or Daphne).

         Our revenue fluctuates throughout the year, with advertising revenue at its lowest level during the third fiscal quarter (approximately 9.6% of total net revenue in 1999), and at its highest level during the fourth fiscal quarter (approximately 32.3% of total net revenue in 1999).

         ADVERTISING

         Advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our advertising revenue is generated from national advertising arrangements and contracts with the local and international branches of advertising agencies, representing both multinational and national advertisers. Examples are:

    MULTINATIONAL ADVERTISERS                NATIONAL ADVERTISERS

         o     Procter & Gamble    o    The Hellenic Telecommunications
                                        Organization (OTE)

         o     Unilever            o    Stet Hellas, a Greek mobile
                                        telecommunications company

         o     Estee Lauder        o    Panafon, a Greek mobile
                                        telecommunications company

         o     Colgate-Palmolive   o    Fage and Delta, Greek dairy companies

         We currently use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         Regulatory changes effective January 1, 1996 had the effect of greatly reducing discounts and free airtime offered to advertisers, requiring advertisers to pay the full cost, and taxes based on such full cost, contained in the broadcaster's price list for a particular time slot, as filed with the Greek tax authorities. A joint directive of the Greek Ministry of Press and Mass Media and Ministry of Finance, for the purpose of clarifying the term "advertising" under Greek tax law, broadened the definition beyond spots aired in return for cash payments to cover all publicity aired. The directive also clarified a number of procedures relating to collection of taxes relating to advertising.

         While we sell a significant portion of our available advertising time, we do not sell all of it. In 1999 we sold approximately 96.8% of total available advertising time during prime time broadcasts and approximately 74.8% of total available advertising time, including dead time allocated to audiotext, infomercials and home shopping. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from an affiliated entity, Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

         PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus), a company in which our General Manager is General Manager, and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV (USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. In addition, we sell selected news footage to other news broadcasters around the world.

         PUBLISHING AND OTHER REVENUE

         Since acquiring Daphne in October 1999, we have derived circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publication for fees from third parties.

         COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news. Since the acquisition of Daphne, cost of sales also includes publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, the broadcast license fee and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or maximum three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We follow SFAS 53 concerning the amortization of programming production and acquisition costs. Consequently, all direct and certain indirect production costs (other than relating to news and similar programming) are capitalized as investment in programs. These costs are stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series are amortized in the proportion that the revenue realized relates to management's estimate of the total future revenue expected to be generated from such program or series based upon past experience. Estimates of future revenues are reviewed periodically in relation to historical revenue trends and the amortization of programming costs is adjusted accordingly. To the extent such estimates differ from the actual results, such amortization periods will be adjusted. Such adjustments could have a material adverse effect on our financial condition and results of operations.

         The AICPA issued Statement of Position 00-2 "Accounting by Producers or Distributors of Films" (or SOP 00-2) in June 2000 and it is in effect for fiscal years beginning after December 15, 2000. SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. Because we have not yet determined the impact that this statement will have on our financial statements, we cannot assure you that a one-time charge will not result when we apply it.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from rebroadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

         ACQUISITIONS

         In March 1999, we raised net proceeds of $86.5 million in an initial public offering of 7,700,000 American Depository Shares representing 3,850,000 shares. In May 1999, we used a portion of the net proceeds we received of our initial public offering to acquire:

         o a 51% interest in Audiotex for a purchase price of $7.25 million;

         o a 99.97% interest in Antenna Radio, which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area, for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness;

         o a 100% interest in Antenna Spoudastiki Ltd. (or Antenna Spoudastiki), which operates a training center for journalists and other media personnel for a purchase price of $6.0 million; and

         o a 100% interest in Pacific Broadcast, which rebroadcasts our programming in Australia through a joint venture, for a purchase price of $3.5 million.

         Each of these companies was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, our Chairman.

         These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods after September 1, 1998, the date that the companies came under common control for accounting purposes (or the Consolidation Date). Consequently, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations were among companies under common control, they have been consolidated based upon the companies' book values and historical results of operations. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

         We also undertook the following transactions:

         o in October 1999, we acquired a 51% interest in Daphne for total consideration of approximately GRD 1.2 billion ($3.7 million);

         o in February 2000, we acquired the 49% interest in Audiotex from Legion International that we did not already own for total consideration of GRD 55 million and an increase of the royalty fees to Legion International from 7.5% to 12.0% on Audiotex's annual revenue for 10 years. Based on the 1999 net revenues of Audiotex, the royalty fee paid to Legion International computed at 7.5% of net revenues was GRD 64.1 million ($0.2 million). If computed at 12% of net revenues, the royalty payment would have been GRD 102.6 million ($0.3 million).

         o in February 2000, we advanced GRD 3 billion ($8.5 million) in exchange for the right to acquire a controlling interest in Makedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives us the ability to acquire, when and if such acquisition is allowed under applicable law, a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. We also entered into a corporation agreement to provide a variety of services to Makedonia TV.

         o in April 2000, we entered into a memorandum of understanding with Internet Gold International Ltd., a subsidiary of Internet Gold, to jointly undertake various Internet-related activities. Internet Gold agreed to use its best efforts to cause one or more of the shareholders of CompuLink Networks S.A., a Greek Internet service provider, to transfer to us a 20% stake in CompuLink for consideration of $1 million, $200,000 of which will be paid in cash and $800,000 of which will be paid in the form of advertising time on television and radio and in magazines.

         o in August 2000, we acquired interests in three Bulgarian media companies for total consideration, including related expenses, of $3.7 million. The acquisition includes a 100% interest in Nova Television, a 100% interest in Multimex and a 92.2% interest in Radio Express.

         Our consolidated financial statements include all of our significant majority-owned subsidiaries. Affiliated companies in which we do not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

RESULTS OF OPERATIONS

         THREE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)
         COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)

         REVENUES. Total net revenue increased GRD 4,178 million ($10.9 million), or 96.9%, from GRD 4,311 million ($11.2 million) in the three months ended September 30, 1999 to GRD 8,489 million ($22.1 million) in the three months ended September 30, 2000. This increase was attributable primarily to the addition of GRD 2,429 million ($6.3 million) of revenue from Daphne (primarily representing publication revenue), and to a lesser extent, an underlying increase of GRD 977 million ($2.5 million) in advertising revenue and the addition of GRD 227 million ($0.6 million) of revenue from Audiotex (primarily representing telephone services revenue), which was accounted for using the equity method prior to February 7, 2000.

         Advertising revenue, which comprised 69% of total net revenues for the three months ended September 30, 2000, increased GRD 2,030 million ($5.3 million), or 53.4%, from GRD 3,803 million ($9.9 million) in the three months ended September 30, 1999 to GRD 5,833 million ($15.2 million) in the three months ended September 30, 2000. This increase principally reflected an underlying increase in advertising revenue of GRD 977 million ($2.5 million), primarily as a result of increases in volume. The total increase in advertising revenue also reflected the addition of GRD 766 million ($2 million) of advertising revenue from Daphne and GRD 216 million ($0.56 million) advertising revenue from Nova Television.

         Related party revenue increased GRD 1 million, or 0.2%, from GRD 375 million ($1 million) in the three months ended September 30, 1999 to GRD 376 million ($1 million) in the three months ended September 30, 2000.

         We earned publication revenue of GRD 1,412 million ($3.7 million) in the three months ended September 30, 2000, as a result of the addition of publication income from Daphne.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and infomercials, increased GRD 736 million ($2 million), or 557.6%, from GRD 132 million ($0.3 million) in the three months ended September 30, 1999 to GRD 868 million ($2.3 million) in the three months ended September 30, 2000, principally as a result of the addition of GRD 252 million ($0.7 million) of other revenue from Daphne and the addition of GRD 227 million ($0.6 million) from Audiotex, which was accounted for using the equity method prior to February 7, 2000, and an underlying increase in other revenue of GRD 219 million ($0.6 million), of which GRD 209 million ($0.5 million) is stemming from Makedonia TV.

         COST OF SALES. Cost of sales increased GRD 2,041 million ($5.3 million), or 121%, from GRD 1,691 million ($4.4 million) in the three months ended September 30, 1999 to GRD 3,732 million ($9.7 million) in the three months ended September 30, 2000. This increase was attributable primarily to the addition of GRD 1,729 million ($4.5 million) of cost of sales from Daphne and, to a lesser extent, the addition of GRD 151 million ($0.4 million) of cost of sales from Nova Television and the addition of GRD 82 million ($0.2 million) of cost of sales from Audiotex, which was accounted for using the equity method prior to February 7, 2000. The underlying cost of sales increased GRD 80 million ($0.2 million) or 5.5% in the three months ended September 30, 2000.

         SG&A. Selling, general and administrative expenses (or SG&A) increased GRD 721 million ($1.9 million), or 88%, from GRD 818 million ($2.1 million) in the three months ended September 30, 1999 to GRD 1,539 million ($4 million) in the three months ended September 30, 2000. The underlying SG&A expense increased 67.2% from GRD 637 million ($1.7 million) to GRD 1,065 million ($2.8 million). The increase was also attributable to the addition of SG&A of GRD 245 million ($0.6 million) from Daphne.

         AMORTIZATION. Amortization of programming costs increased GRD 102 million ($0.3 million), or 3.3%, from GRD 3,118 million ($8.1 million) in the three months ended September 30, 1999 to GRD 3,220 million ($8.4 million) in the three months ended September 30, 2000.

         DEPRECIATION. Depreciation increased GRD 156 million ($0.4 million), or 88.7%, from GRD 177 million ($0.5 million) in the three months ended September 30, 1999 to GRD 333 million ($0.9 million) in the three months ended September 30, 2000, of which GRD 120 million ($0.3 million) of this increase was attributable to the addition of depreciation from Daphne.

         OPERATING INCOME. Operating income improved GRD 1,159 million ($3 million), or 77.6%, from a loss of GRD 1,493 million ($3.9 million) in the three months ended September 30, 1999 to a loss of GRD 334 million ($0.9 million) in the three months ended September 30, 2000, principally reflecting an increase in total net revenue during the period, partially offset by an increase in cost of sales. There was an increase in underlying operating income of GRD 578 million ($1.5 million) in the three months ended September 30, 2000.

         INTEREST EXPENSE. Interest expense, net increased GRD 648 million ($1.7 million), or 120%, from GRD 540 million ($1.4 million) in the three months ended September 30, 1999 to GRD 1,188 million ($3.1 million) in the three months ended September 30, 2000, reflecting an increase in gross interest expense during the period, principally attributable to an increase in underlying interest expense of GRD 404 million ($1.1 million), the addition of GRD 145 million ($0.4 million) of gross interest expense from Daphne and an underlying decrease in interest income of GRD 132 million ($0.3 million).

         FOREIGN EXCHANGE. Foreign exchange losses increased GRD 1,443 million ($3.7 million) from a loss of GRD 65 million ($0.2 million) to a loss of GRD 1,508 million ($3.9 million), primarily reflecting loss resulting from the translation of the senior notes denominated in U.S. dollars partially offset by unrealized gains from our U.S. dollar cash holdings and receivables/payables denominated in foreign currencies.

         OTHER INCOME, NET. Other income, net decreased GRD 546 million ($1.38 million), or 98.6%, from GRD 554 million ($1.4 million) in the three months ended September 30, 1999 to GRD 8 million ($0.02 million) in the three months ended September 30, 2000. The decrease was attributable principally to the increase in start up cost associated with our investment in the direct-to-home television broadcast business.

         EXTRAORDINARY ITEMS. Provision for extraordinary items increased from zero in the three months ended September 30, 1999 to GRD 105 million ($0.3 million) in the three months ended September 30, 2000, reflecting the gain from the repurchase of certain of our senior notes, net of income tax.

         BENEFIT FOR INCOME TAXES. Benefit for income taxes increased GRD 1,576 million ($4.1 million) from GRD 519 million ($1.4 million) in the three months ended September 30, 1999 to GRD 2,095 million ($5.5 million) in the three months ended September 30, 2000, principally as a result of increased pre-tax losses and the result of the partial utilization of the valuation allowance of Antenna TV and Antenna Radio. Of the increase in benefit for income taxes, GRD 1,266 million ($3.3 million) was attributable to underlying benefit for income taxes partly offset by the addition of GRD 96 million ($0.22 million) of provision for income taxes for Daphne.

         NET LOSS. Net loss decreased GRD 24 million ($0.06 million) from a loss of GRD 899 million ($2.34 million) in the three months ended September 30, 1999 to a loss of GRD 875 million ($2.28 million) in the three months ended September 30, 2000, principally reflecting an underlying increase in operating income.

         NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)
         COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)

         REVENUES. Total net revenue increased GRD 11,925 million ($31 million), or 49.5%, from GRD 24,095 million ($62.7 million) in the nine months ended September 30, 1999 to GRD 36,020 million ($93.7 million) in the nine months ended September 30, 2000. This increase was attributable primarily to the addition of GRD 7,626 million ($19.8 million) of revenue from Daphne, and to a lesser extent, an underlying increase in advertising revenue.

         Advertising revenue, which comprised 76.6% of total net revenues for the nine months ended September 30, 2000, increased GRD 5,328 million ($13.9 million), or 23.9%, from GRD 22,260 million ($57.9 million) in the nine months ended September 30, 1999 to GRD 27,588 million ($71.8 million) in the nine months ended September 30, 2000. This increase principally reflected an underlying increase in advertising revenue of GRD 3,348 million ($8.7 million), primarily as a result of increases in volume. The total increase in advertising revenue also reflected the addition of GRD 1,659 million ($4.3 million) of advertising revenue from Daphne, and the addition of GRD 216 million ($0.56 million) of advertising revenue from Nova Television.

         Related party revenue decreased GRD 270 million ($0.7 million), or 20.2%, from GRD 1,335 million ($3.5 million) in the nine months ended September 30, 1999 to GRD 1,065 million ($2.8 million) in the nine months ended September 30, 2000, principally reflecting the decrease in programming fees paid by Antenna Satellite.

         Antenna earned publication revenue of GRD 5,124 million ($13.3 million) in the nine months ended September 30, 2000, as a result of the addition of publication income from Daphne.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and infomercials, increased GRD 1,743 million ($4.5 million) from GRD 501 million ($1.3 million) in the nine months ended September 30, 1999 to GRD 2,244 million ($5.8 million) in the nine months ended September 30, 2000, principally as a result of the addition of GRD 843 million ($2.2 million) of other revenue from Daphne, GRD 641 million ($1.7 million) of other revenue from Audiotex, which was accounted for using the equity method prior to February 7, 2000, and an underlying increase in other revenue of GRD 263 million ($0.7 million), of which GRD 209 million ($0.5 million) is stemming from Makedonia TV.

         COST OF SALES. Cost of sales increased GRD 6,347 million ($16.5 million), or 128%, from GRD 4,941 ($12.9 million) in the nine months ended September 30, 1999 to GRD 11,288 million ($29.4 million) in the nine months ended September 30, 2000. This increase was attributable primarily to the addition of GRD 5,584 million ($14.5 million) of cost of sales from Daphne and, to a lesser extent, an increase in the underlying cost of sale of GRD 332 million ($0.9 million) and an increase in cost of sales of GRD 194 million ($0.5 million) from Audiotex, which was accounted for using the equity method prior to February 7, 2000 and the addition of GRD 151 million ($0.4 million) of cost of sales from Nova Television.

         SG&A. Selling, general and administrative expenses increased GRD 1,698 million ($4.4 million), or 49.9%, from GRD 3,399 million ($8.9 million) in the nine months ended September 30, 1999 to GRD 5,097 million ($13.3 million) in the nine months ended September 30, 2000. This increase was attributable principally to the addition of SG&A of GRD 964 million ($2.5 million) from Daphne and to a lesser extent, the addition to underlying SG&A of GRD 555 million ($1.4 million).

         AMORTIZATION. Amortization of programming costs increased GRD 575 million ($1.5 million), or 6.1%, from GRD 9,362 million ($24.4 million) in the nine months ended September 30, 1999 to GRD 9,937 million ($25.9 million) in the nine months ended September 30, 2000.

         DEPRECIATION. Depreciation increased GRD 431 million ($1.1 million), or 84.6%, from GRD 510 million ($1.3 million) in the nine months ended September 30, 1999 to GRD 941 million ($2.4 million) in the nine months ended September 30, 2000, of which GRD 338 million ($0.9 million) was attributable to the addition of depreciation from Daphne.

         OPERATING INCOME. Operating income increased GRD 2,873 million ($7.5 million), or 48.8%, from GRD 5,884 million ($15.3 million) in the nine months ended September 30, 1999 to GRD 8,757 million ($22.8 million) in the nine months ended September 30, 2000, principally reflecting an increase in total net revenue during the period, partially offset by an increase in cost of sales.

         INTEREST EXPENSE. Interest expense, net increased GRD 332 million ($0.9 million), or 18.6%, from GRD 1,780 million ($4.6 million) in the nine months ended September 30, 1999 to GRD 2,112 million ($5.5 million) in the nine months ended September 30, 2000, reflecting an increase in gross interest expense during the period, principally attributable to an increase in underlying interest expense of GRD 624 million ($1.6 million) and the addition of GRD 464 million ($1.2 million) of gross interest expense from Daphne offset by an increase of GRD 646 million ($1.7 million) in underlying interest income.

         FOREIGN EXCHANGE. Foreign exchange losses increased GRD 2,535 million ($6.6 million) from GRD 594 million ($1.5 million) to GRD 3,129 million ($8.1 million), primarily reflecting loss resulting from the translation of the Senior Notes denominated in US dollars partially offset by unrealized gains from our U.S. dollars cash holdings and receivables/payables denominated in foreign currencies.

         OTHER INCOME, NET. Other income, net decreased GRD 489 million ($1.3 million), or 600.3%, from a gain of GRD 81 million ($0.2 million) in the nine months ended September 30, 1999 to a loss of GRD 408 million ($1.1 million) in the nine months ended September 30, 2000. The decrease was attributable principally to the increase in start up cost associated with our investment in the direct-to-home television broadcast business.

         EXTRAORDINARY ITEMS. Provision for extraordinary items increased from zero in the nine months ended September 30, 1999 to GRD 105 million ($0.3 million) in the nine months ended September 30, 2000, reflecting the gain from the repurchase of certain of our senior notes, net of income tax.

         PROVISION FOR INCOME TAXES. Provision for income taxes decreased GRD 1,111 million ($2.9 million) from GRD 1,568 million ($4.1 million) in the nine months ended September 30, 1999 to GRD 457 million ($1.2 million) in the nine months ended September 30, 2000, principally as a result of partial utilization of valuation allowance of Antenna TV and Antenna Radio.

         NET INCOME. Net income increased GRD 364 million ($0.9 million) from GRD 2,396 million ($6.3 million) in the nine months ended September 30, 1999 to GRD 2,760 million ($7.2 million) in the nine months ended September 30, 2000, principally reflecting an underlying increase in operating income and the benefit of income taxes, partially offset by the increase in foreign exchange losses and other expenses.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations. As of September 30, 2000, we had approximately GRD 36,553 million ($95.1 million) of total long-term debt which consists principally of our senior notes and long-term obligations under capital leases. In 1999, we raised $86.5 million in our initial public offering. Because of our acquisition of Antenna Radio, we assumed approximately $5.2 million of indebtedness which we intend to repay over time with operating cash from Antenna Radio, which is reflected on the balance sheet as of September 1, 1998.

         Our principal use of funds are payment for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled GRD 8,790 million ($22.9 million) in the nine months ended September 30, 1999 and GRD 13,306 million ($34.6) in the nine months ended September 30, 2000.

         OPERATING ACTIVITIES. Net cash used by operating activities was GRD 4,680 million ($12.2 million) in the nine months ended September 30, 1999 compared to GRD 12,414 million ($32.3 million) in the nine months ended September 30, 2000.

         INVESTING ACTIVITIES. Net cash used in investing activities was GRD 10,417 million ($27.1 million) in the nine months ended September 30, 1999, reflecting the cost of the acquisition of interests in Antenna FM, Antenna Spoudastiki, Audiotex and Pacific Broadcast, and GRD 6,291 million ($16.4 million) in the nine months ended September 30, 2000, reflecting the cost of the right to acquire a controlling interest in Makedonia TV and the acquisition of three media companies in Bulgaria (Nova TV, Express Radio and Multimex) and increased purchases of fixed assets such as technical, office equipment and an office building in Salonica.

         FINANCING ACTIVITIES. Net cash provided by financing activities was GRD 22,828 million ($59.4 million) in the nine months ended September 30, 1999 compared to GRD 3,290 million ($8.6 million) in the nine months ended September 30, 2000. The decrease in funds provided by financing activities in 2000 principally reflects the fact that, in 1999, we raised the proceeds of our initial public offering and partially repurchased certain of our senior notes.

         DISTRIBUTABLE RESERVES. We had distributable reserves in our Greek statutory accounts of approximately GRD 594 million ($1.5 million) as of September 30, 2000.

         OTHER LONG-TERM LIABILITY. We have an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. The amount is payable in monthly installments until April 30, 2002. An installment of approximately GRD 822 million ($2.1 million) was paid during the nine month period ended September 30, 2000.

YEAR 2000 AND EURO CONVERSION

         Our hardware and operating systems relating to our computer network and software applications relating to our business systems were Year 2000-compliant. We spent GRD 92 million ($0.3 million upgrading our computer network. We did not experience any Year 2000 problems.

         Our revenues and expenses are denominated in drachmae and dollars. Greece is not among the eleven members of the European Union whose currencies became subject of conversion to the euro starting January 1, 1999. However, the drachma will become subject to conversion to the euro starting January 1, 2001. Our upgraded management information system is expected to be capable of handling conversion to the euro.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented.

Greece experienced average annual rates of inflation of 8.9% during 1995, 8.2% during 1996, 5.6% during 1997, 48% during 1998 and 2.6% during 1999.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
         MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Our functional currency is the drachma, but certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 849 million ($2.2 million) or 2.4% of total net revenue in the nine month period ended September 30, 2000. Our non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 4.3% of total net revenue in the nine month period ended September 30, 2000. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 36,671 million ($95.4 million), or 100% of total indebtedness, at September 2000. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in drachmae. We expect to increase modestly the level of non-drachma denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         We hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are currently evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counterparty fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value unless, for accounting purposes, they meet the criteria for a hedge of an identifiable foreign currency commitment. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if
(1) the contract is designated, and effective, as a hedge of a foreign currency commitment; and (2) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these criteria are deferred and included in the measurement of the related foreign currency transaction, unless it is estimated that the deferral would lead to recognition of losses in a later period, in which case the losses are not deferred.

         We were party to an $87 million forward contract with the Royal Bank of Scotland, to hedge our currency exposure on a portion of the principal and interest payable of our U.S. dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount, GRD 783 million was recognized for the nine months ended September 30, 1999. There was no amortization for the three months and the nine months ended September 30, 2000 as the forward contract expired on May 15, 1999. In addition, foreign exchange gains or losses on our non-drachma denominated indebtedness (currently, our senior notes) was offset by corresponding losses or gains on the forward contract's notional amount.

         We were party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. The mark to market adjustment of the option for the nine months ended September 30, 1999 of GRD 442 million ($1.3 million) was recorded as part of the foreign exchange loss in the statement of operations. There was no mark to market adjustment of the option for the three months and nine months ended September 30, 2000 because the option matured on May 15, 1999.

         The table below presents the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                  FINANCIAL INSTRUMENT            MATURITY (2007)    FAIR VALUE
---------------------------------------------     ---------------    ----------
                                                  (GRD)              (GRD)
                                                            (IN MILLIONS)

Senior notes ($93.3 million) ................     35,858    93.3     36,109   94
Average interest rate .......................           9.4%               --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The table below presents the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                  FINANCIAL INSTRUMENT            MATURITY (2007)    FAIR VALUE
---------------------------------------------     ---------------    ----------
                                                  (GRD)        ($)   (GRD)   ($)
                                                            (IN MILLIONS)

Senior notes ($93.3 million) ................     35,858    93.3     36,109   94
Average interest rate .......................           9.4%               --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

PART II.          OTHER INFORMATION

ITEM 4.           SUBMISSIONS OF MATTERS TO A VOTE OF SECURITY HOLDERS

         On September 12, 2000, the Company held its Annual Ordinary General Assembly (the "General Assembly") at which the following matters were submitted to a vote of the Company's shareholders:

         1. approval of reports of the board of directors and auditors for fiscal year 1999;

         2.       approval of the financial statements for fiscal year 1999;

         3. indemnification of the board of directors and auditors for fiscal year 2000;

         4. ratification of the appointment of the auditors for fiscal year 2000;

         5. ratification of all actions of the Company's board of directors for fiscal 1999; and

         6.       waiver of dividends payable for fiscal year 1999.

With respect to the matters described in items 1 through 5 above, there were 15,999,440 votes cast in favor, no votes cast against and 3,850,000 abstentions/broker non-votes. With respect to the matter described in item 6 above, there were 19,849,440 votes cast in favor, no votes cast against and no abstentions.


ITEM 5.           OTHER INFORMATION

(a)     FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report, in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999. Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ANTENNA TV S.A.
                                        (Registrant)


                                   By:  /s/ Nikolaos Angelopoulos
                                        ---------------------------------------
                                        Name:   Nikolaos Angelopoulos
                                        Title:  Chief Financial Officer


Dated:  November 7, 2000